Exhibit 99.2

INNOVATIVE & REVOLUTIONARY Threat DETECTION

MANAGEMENT’S DISCUSSION AND ANALYSIS
 YEAR ENDED DECEMBER 31, 2025
(Expressed in U.S. dollars, unless otherwise stated and per share amounts)

Dated: April 29, 2026

Liberty Defense Holdings, Ltd., (“Liberty” or the “Company”) has prepared this Management’s Discussion and Analysis (“MD&A”) as of April 29, 2026, and should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2025. Unless otherwise stated, all financial information has been prepared in accordance with IFRS Accounting Standards (“IFRS”) as issued by the International Accounting Standards Board. All dollar amounts herein are expressed in U.S. dollars unless stated otherwise. References to $ means U.S. dollars, and CAD$ are to Canadian dollars.

This MD&A may contain forward looking statements based on assumptions and judgments of management regarding events or results that may prove to be inaccurate as a result of development or other risk factors beyond its control. Actual results may differ materially from the expected results. Management is ultimately responsible for the financial information.

This MD&A also contains future-oriented financial information and financial outlook information (collectively, “FOFI”) regarding the Company’s prospective revenue, operating losses, expenses and research and development operations, which are subject to the same assumptions, risk factors, limitations and qualifications as set forth above. FOFI contained in this MD&A was prepared using the same accounting principles that the Company expects to use in preparing its financial statements for the applicable periods covered by such FOFI. FOFI was made as of the date of this MD&A and is provided for the purpose of describing anticipated sources, amounts and timing of revenue generation, and is not an estimate of profitability or any other measure of financial performance. In particular, revenue estimates do not take into account the cost of such estimated revenue, including the cost of goods and the cost of sales. In addition, and for greater certainty, revenue estimates do not take into account the operating costs of the Company. The Company disclaims any intention or obligation to update or revise any FOFI contained in this MD&A, whether as a result of new information, future events or otherwise, unless required pursuant to applicable law. FOFI contained in this MD&A should not be used for purposes other than for which it is disclosed herein.

Additional information on the Company is available at the Company’s website www.libertydefense.com and under the Company’s profile at www.sedarplus.ca.

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Table of Contents		Page

1	Overview	2
2	Results of Operations and selected annual information	9
3	Summary of Quarterly Results	11
4	Liquidity and Capital Transactions Resources	12
5	Commitments	21
6	Revenue	22
7	Contract Awards	23
8	Off-balance Sheet Arrangements	25
9	Transaction Between Related Parties	25
10	Subsequent Events	25
11	Financial Instruments	26
12	Other Requirements	28
13	Disclosure Controls and Procedures and Internal Controls over Financial Reporting	28

1.	Overview

(a)	Description of Business

Liberty Defense Holdings, Ltd. (“Liberty” or the “Company”) is a publicly traded company listed on NASDAQ (NASDAQ: DETX), the TSX Venture Exchange: (TSXV: SCAN), the Frankfurt Stock Exchange (Frankfurt: L2D), and the OTCQB (OTCQB: LDDFF). The Company was incorporated under the Business Corporations Act of Ontario on June 8, 2012. On July 27, 2020, Liberty continued its jurisdiction of incorporation from Ontario to British Columbia and is now governed by the Business Corporations Act of British Columbia.

The Company’s registered and records office is located at 1055 West Georgia Street, Suite 1500, Royal Centre, P.O. Box 11117, Vancouver, British Columbia, V6E 4N7, Canada. Its head office is located at 187 Ballardvale Street, Suite 110, Wilmington, Massachusetts, 01887, USA.

The Company is engaged in the development and commercialization of advanced security detection technologies. Liberty’s flagship product, HEXWAVE™, utilizes millimeter wave technology and advanced 3D imaging to detect concealed threats. In addition to HEXWAVE™, the Company has licensed High-Definition Advanced Imaging Technology (HD-AIT) for body and shoe scanning.

(b)	Board Changes

a.	Effective January 13, 2025, the Company appointed Bryan Cunningham as President of the Company. Mr. Cunningham is a lawyer and senior security expert with extensive experience in national security and technology. He is currently Senior Counsel at Palantir and previously served as Deputy Legal Adviser to National Security Advisor Condoleezza Rice.

b.	Effective February 24, 2025, Jason Burinescu was appointed Executive Chairman of the Board. He succeeds Daryl Rebeck, who stepped down after serving in that role for the past four years. Mr. Rebeck will remain a shareholder of the Company.

Mr. Burinescu is a Managing Partner of Vision Equity Partner Solutions, an investment and advisory firm. He has extensive experience in private equity, business development, and scaling technology companies, including senior roles at cybersecurity and media firms that were successfully acquired by larger strategic buyers.

c.	Effective April 21, 2026, William Hamilton was appointed as a member of the Board of Directors.

Mr. Hamilton is a partner at Kestrel Merchant Partners, LLC and has over 20 years of experience in equity research and portfolio management. He was previously a Partner at Manatuck Hill Partners, a small-cap focused hedge fund, and has also held positions at Granite Point Capital, Sanders Morris Harris, and Pershing. Mr. Hamilton holds a B.A. from Duke University and is a CFA Charterholder.

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(c) License Agreements

Licence agreements values and descriptions:

	MIT licenses	Battelle license	Intellectual property	Total
Balance, December 31, 2023	$407,117	$223,250	$2,636,436	$3,266,803
Additions	-	227,111	-	227,111
Amortization	(34,108)	(450,361)	(437,752)	(922,221)
Balance, December 31, 2024	$373,009	$-	$2,198,684	$2,571,693
Additions	-	-	-	-
Amortization	(34,108)	-	(538,453)	(572,561)
Balance, December 31, 2025	$338,901	$-	$1,660,231	$1,999,132

i)	HEXWAVE™ Technology (intellectual property)

a.	Active real-time 3D imaging technology licensed from MIT LL

Active video rate imaging technology was developed by the Massachusetts Institute of Technology Lincoln Labs (“MIT LL”) and the technology has been in development since 2014. In October 2017, a concept demonstrator (pre-prototype) of the core technology was successfully tested under environmental conditions by MIT LL.

MIT LL undertook 4 years of research and development, including building a working prototype and testing the technology in both lab and real electromagnetic environments. LDT worked with MIT LL to transfer the active imaging technology starting in Q4 2018. In September 2019, Liberty and MIT LL were recognized by the FLC (Federal Laboratory Consortium) for the 2019 Excellence in Technology Transfer Northeast Region.

With the exclusive global license agreement (the “License Agreement”) for the use of the active imaging technology, the Company has continued to develop HEXWAVE™ using the technology and concepts demonstrated by MIT LL. MIT LL, through the Technology Transfer Agreement (“TTA”) has transferred the intellectual property and understanding to Liberty’s Center of Excellence (“COE”) in order for the technology to be further refined and developed. As part of the commercialization and go to market strategy, the Company had identified certain required changes and entered into a Cooperative Research and Development Agreement (CRADA) with MIT LL to leverage off their existing experience and accelerate the development of certain aspects of HEXWAVE™. In addition to active imaging technology, the Company is also developing Automatic Threat Detection technology with the help of rich 3-dimension data and deep learning algorithms.

HEXWAVE™ Overview:

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Since acquiring the License Agreement from MIT LL, Liberty has significantly advanced HEXWAVE™ which includes the active imaging technology, automated threat detection (“ATD”) and smart IoT technologies. This culminated in the demonstration of the four principal subsystems in September 2019. This step represented a significant de-risking of the product development phase.

b.	Artificial intelligence and Deep Learning – Automatic Threat Recognition (“ATR”)

Automatic Threat Recognition utilizing deep learning algorithms was developed by Liberty to recognize person-borne concealed metal and non-metal threats. The 3-D data and images produced by the HEXWAVE™ are used to train and enhance the artificial intelligence engine using deep-learning algorithms.

At a frame capture rate of 20 images per second, the algorithms can exploit the changes in person’s positioning from frame-to-frame, thus maximizing the total coverage area and threat detection performance.

ATR improves detection accuracy, reduces resources required for screening, and allows the security personnel to take necessary action instantly. As additional field data and images are collected by the system over time, our goal will be to continuously improve HEXWAVE™ and its threat detection performance by receiving real time updates to its algorithms as new and emerging threats are identified.

Global License Agreement – September 2018

The License Agreement for the use of the technology behind HEXWAVE™ with MIT is to be in effect until December 2035. Under the License Agreement, several milestones are required to be met to keep it in good standing. MIT continues to work closely with Liberty on developing this technology and amended the timeline to develop a beta prototype from on or before December 31, 2019, to removing the deadline entirely and replacing it with an in-plant inspection by MIT at regular intervals with at least six months between each such inspection. The amendment also included additional details in relation to changes on required commercial sales dates, required total net sales by year, and payment dates on its license agreement. Refer to SEDAR+ (www.sedarplus.ca) for further details on the MIT amendment.

HEXWAVE™ Key Discriminators

Central to positioning HEXWAVE™ is building on its key discriminators. These are enabled by the system architecture that aligns to key market needs. These include:

•	Detects metal & non-metal threat objects

•	Operates in both indoor and outdoor locations including both overt and covert applications

•	Protects privacy (no personal data is collected or analyzed)

•	ATD in real-time using rich 3D data and deep learning algorithms

•	Smart functionality provides connectivity to existing security systems (VMS, door locks, networks)

•	Routine software & artificial intelligence updates

•	Operationally agile (mobile and deployable across detection space)

•	High throughput (over 700 screens per hour) with precise secondary screening

About the Explosives and Weapon Detection Market

The aggregate markets associated with the explosives and weapon detection market are expected to total over $11 billion by 2025. The verticals most relevant to the growing Urban Security Market (“USM”) are public venues, secured perimeters & buildings, land transportation, government, and others (schools, hotels, casinos, places of worship, malls, workplace & community screening).

The complexity of the urban security threat environment has dramatically changed over the last decade, requiring a more proactive approach to preventing violent attacks against communities. Since the 9/11 events, the air transportation community has effectively deployed a combination of detection technologies that are being consistently upgraded in an attempt to “stay ahead” of evolving threats. The array of detection tools has largely been protecting access to aircraft systems as gated or “point” solutions. The public is forced to tolerate the delays associated with such inspections due to the extreme risks that explosives or weapons can have on an aircraft and its passengers.

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In contrast, urban communities are largely unprotected against random acts of violence or use systems that significantly impede the flow of customers into and within business facilities. While the occasional violent act was more often considered an anomaly, the frequency and magnitude of violent attacks is forcing both businesses and governments to rethink how to move to more proactive measures. Since 2015, there have been over 300 mass shootings per year in the United States (“US”) at a pace of nearly one per day. There is a market-driven need for security detection that can be broadly deployed across nearly all public and private facilities. The base requirements are that they be both highly accurate and nonintrusive to our daily lives.

Current Alternatives

The current alternatives in the United States market are typically restricted to:

•	principally focusing on metal threats, therefore non-metal threats can potentially go undetected

•	airport solutions which are not able to be used across other verticals and do not have the requisite throughput

•	limited outdoor application and therefore hinder the capability of providing a layered defense for proactive threat detection

•	requiring large, dedicated areas or space versus integration into existing infrastructure

•	limited capability for integration into existing security systems command & control

About Liberty’s Management Team

Central to Liberty’s team is the technical and management expertise are: CEO and Director, Bill Frain, former Senior Vice President for L-3 Security & Detection Systems (NYSE – LHX), the world’s leading supplier of security inspection systems. In this role Bill led global sales, business development and key account management. CTO, Jeffrey Gordon, who spent his last five years working at General Electric Global Research developing roadmaps for imaging and sensor technologies and over 35 years experience leading the development of ground-breaking sensing products for the military, medical, industrial, and commercial markets, including body scanners that can be seen deployed across most United States and European Union airport checkpoints.

Liberty’s Advisors

Liberty has assembled a group of Advisors that can provide unprecedented market access to several of our identified market verticals including the National Football League, law enforcement, federal and state government facilities, and former airport executives. A key aspect to Liberty’s success will be gaining access and developing the market for HEXWAVE™.

ii)	MIT License Agreement Description and Commitments

The Company, through its wholly owned subsidiary Liberty Defense Technologies Inc. (“LDT”), has entered into agreements with the Massachusetts Institute of Technology (“MIT”) and MIT’s Lincoln Laboratory (“MIT LL”), including an exclusive patent licence agreement between MIT and LDT dated September 10, 2018, as amended from time to time (the “Licence Agreement”), a technology transfer agreement between LDT and MIT LL, effective August 24, 2018 (the “Technology Transfer Agreement”), and a cooperative research and development agreement between LDT and MIT dated as of December 21, 2018 (“CRADA”), such agreements providing LDT with an exclusive licence for patents, design assets and MIT LL technical expertise related to active three-dimensional imaging technology that are the technology behind the HEXWAVE product.

The obligations under the Technology Transfer Agreement and the CRADA have now been completed. Liberty may consider extending the CRADA (and therefore changing its scope) if it determines that additional MIT LL technical expertise related to active three-dimensional imaging technology is required. Pursuant to the License Agreement, LDT has been granted the exclusive rights to MIT’s patent in “multistatic sparse array topology for FFT-based field imaging” (MIT Case No. l 8409L) (the “Patent”), which is being utilized in the development and application of the HEXWAVE product. The License Agreement is to be in effect until the expiration of the Patent, which is 10 years (December 2035). In granting LDT such patent rights, the Company shall pay MIT, in addition to patent filling costs, an annual fees as follows: 1) $20,000 for 2019 (paid); $50,000 for 2020 (paid); $60,000 for 2021 (paid); $100,000 for 2022 (paid); $nil for 2023, $40,000 for 2024 (payable), $200,000 for 2025 (payable), and $350,000 for 2026 and thereafter; and 2) a royalty of 5.7% of all gross amount billed licensed products (HEXWAVE) of the Company.

During the year ended December 31, 2025, the Company accrued royalty payments of $44,916 (December 31, 2024, $105,993.

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iii)	Battelle Memorial Institute License Agreement Description and Commitments

On March 22, 2021, the Company, through its wholly owned subsidiary DrawDown Detection, Inc. has entered into an agreement (“Battelle License Agreement”) with Battelle Memorial Institute (“Battelle”), which operates the Pacific Northwest National Laboratory (“PNNL”), to license the millimeter wave-based, High-Definition Advanced Imaging Technology (HD-AIT) body scanner and shoe scanner technologies. The agreement, as amended from time to time, provides the Company with a three-year exclusive license for certain patents which will convert to a non-exclusive license for the remaining life of the patents. The agreement also provides the Company with non-exclusive license for certain patents for life.

As consideration for the Battelle License Agreement, the Company paid $30,000 upon signing and $30,000 six months after.

Under the Battelle License Agreement, the Company shall pay a five percent royalty on gross sales less any returns, repayments, or rejections, that pertain to the production utilizing the license agreement (HD-AIT), and a twenty-five percent royalty on all sublicensing revenues if permitted under the contract guidelines.

During the year ended December 31, 2025 and 2024, the Company accrued royalty payments of $nil.

The Company is required to pay a minimum royalty amount as follows, unless the agreement is terminated:

Amounts
Year 2021 (paid)	$50,000
Year 2022 (paid)	50,000
Year 2023 (paid)	100,000
Year 2024 (paid)	200,000
Year 2025 and each year thereafter (payable)	200,000

The Company is obligated reimburse Battelle for ongoing patenting expenses, as well as past patenting expenses in the total amount of $50,000, from which $50,000 has been paid.

As at December 31, 2025, the Company has a balance payable of $200,000 (December 31, 2024, $290,566).

(d) HD-AIT Upgrade Kit

The HD-AIT Upgrade Kit is being developed pursuant to contracts awarded by the U.S. Transportation Screening Administration (“TSA”) to create a solution to aging high-definition advanced imaging technology (“HD-AIT”) systems currently in use in airports throughout North America and also can be implemented to upgrade HD-AIT systems around the globe. The TSA plans to upgrade over 1,000 body scanners installed at U.S. airports over the next five years, which we believe creates a near-term market opportunity.

(e) Recent Developments

From inception, Liberty set itself an aggressive product development timeline by pursuing a concurrent engineering and development approach and prior to its financial constraints had managed to deliver upon this timeline.

In addition to advancing HEXWAVE™ and the market for it, Liberty achieved several significant corporate milestones which include:

•	Liberty Defense Announces Mr. Bryan Cunningham, Senior U.S. Govt Security Executive, Appointed President (January 2025)

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•	Liberty Defense Announces the Successful Receipt of CAD$2.79M from the CAD$0.55 Accelerated Warrant Process (January 2025)

•	Liberty Defense Announces Formal Federal Communications Commission (FCC) Waiver for HD-AIT (January 2025)

•	Liberty Defense Announces Palm Springs International Airport selected HEXWAVE™ for employee screening initiative (January 2025)

•	Liberty Defense Selects Isotec Security Inc. for a Strategic Partnership and Increased Market Penetration for the High Security Vertical (February 2025)

•	Liberty Defense Adds Jason Burinescu, a Private Equity and Senior Operating Executive to their Board of Directors as Executive Chairman (February 2025)

•	Liberty Defense Selects Aluma for a Strategic Partnership to achieve SAFETY Act for HEXWAVE™ (March 2025)

•	Liberty Defense announces Independent Trading Group as Market Maker (March 2025)

•	Liberty Announces Closing of Prospectus Offering of Units $5MCAD (March 2025)

•	Liberty Defense Announces partnership selecting Point Security for HEXWAVE™ US Aviation & Urban Security Markets (March 2025)

•	Liberty Defense Announces Mary Beth Long, Former Assistant Secretary of Defense to its Advisory Board (April 2025)

•	Liberty Successfully Delivers Nine (9) HEXWAVE™ Units in Q1 2025 – Customer Backlog Accelerates for HEXWAVE™ Manufacturing & Delivery Through Channel Partnerships & Direct Customers (April 9, 2025)

•	Liberty Defense Garners Another Sale of the HEXWAVE™ Unit & Another New Channel Sales Partner for the Country of Brazil & Launching of a Significant Capital Markets Investor Awareness Campaign (April 14, 2025)

•	First-Ever Proposed US $1 Trillion Defense Budget Recognizes Escalating Threats (April 17, 2025)

•	Liberty Defense has Appointed the Honorable James M. Byrne, Former Deputy Secretary of Veterans Affairs & Current Vice President, Ethics & Business Conduct, for the Lockheed Martin Corporation, to its Newly Formed Strategic Advisory Board (April 21, 2025)

•	Liberty Completes Third Party Testing with National Safe Skies Alliance for Aviation Security (May 6, 2025)

•	Liberty Defense has Appointed The Honorable David Kris to its Newly Formed Strategic Advisory Board (May 13, 2025)

•	Liberty to Participate in Lytham Partners Investor Conference (May 28, 2025)

•	Liberty Defense Commences Normal Course Issuer Bid to Buy Back To 9.9% Of the Publicly Traded Float (June 2025)

•	Liberty Defense Successfully Completes Testing and Evaluation of Major US Courthouse and Affiliated Correctional Facilities (June 2025).

•	Liberty Announces $3.75MC Million Placement Units (July 2025)

•	Liberty Announces $4.4M of Equity Financing Due to Demand (July 2025)

•	Liberty Announces K-Prime Technologies Inc. for Strategic Partnership and Increased Market Penetration in Canada (July 2025)

•	Liberty Defense Engages Gold Standard Media LLC (August 2025)

•	Liberty Defense Appoints Anjana Rajan to Strategic Advisory Board and Repricing of Warrants (September 2025)

•	Jackson County Detention Center Selects Liberty Defense’s HEXWAVE for Checkpoint Security Screening (September 2025)

•	Liberty Defense Expands International Footprint with Award of HWXWAVE System in Bogota, Colombia (October 2025)

•	Liberty Defense Announces Award of HEXWAVE Systems at One of the Largest International Airports in the U.S. for Aviation Worker Screening (October 2025)

•	Liberty Defense Announces Contract Award of Multiple HEXWAVE Walkthrough Screening Systems from a U.S. Capitol Complex (November 2025)

•	Liberty Defense Announces Award of HEXWAVE™ Systems at The New Terminal One at JFK for Aviation Worker Screening (November 2025)

•	Liberty Defense Partners with Noble IQ to Provide Installation, Training, and Service for HEXWAVE Deployments (November 2025)

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•	Liberty Defense Joins NVIDIA Connect Program to Accelerate AI-Powered Threat Detection Innovations (December 2025)

•	Liberty Defense Receives Contract Modification Exercising an Option from TSA Completion of HD-AIT Design Improvement (December 2025)

•	Liberty Announces Closing of Final Tranche of LIFE Private Placement Raising a Total of $2.6 Million (January 2026)

•	Liberty Defense Announces Confidential Submission of Draft Registration Statement for Proposed U.S. Initial Public Offering (January 2026)

•	Liberty Defense Secures New Major U.S. Airport Contract, Fueling Momentum in Aviation Security (February 2025)

•	Liberty Defense Announces Public Filing of Registration Statement for Proposed U.S. Initial Public Offering (February 2026)

•	Liberty Defense Secures Contract with Acclaimed Infectious Disease Laboratory for HEXWAVE Walkthrough Screening System (February 2026)

•	Liberty Defense Announces Pricing of its U.S. Initial Public Offering (April 2026)

(e) Outlook and Going Concern

Expenditure in research and development activities undertaken with the prospect of gaining new scientific or technological knowledge and understanding is recognized in the statement of loss as an expense when incurred.

The Company’s expenditures in development activities where research results are used in planning and designing the production of new or substantially improved products and processes are recognized under intangible assets if the product or process is technically and commercially feasible, if there is an intention and ability to complete the project and then use or sell it and expect economic benefits from the project, if the Company has sufficient resources to complete development and if it is able to measure reliably the cost during development. The recognized research and development expenditures incurred are recognized in the statement of loss as an expense when incurred.

The Company incurred in a total loss during the year ended December 31, 2025, of $14,132,177 and had cash outflows from operating activities of $11,349,079. Given the current stage of operations, the Company’s ability to continue as a going concern is contingent on its ability to obtain additional financing. While the Company has been successful in arranging financing in the past, the success of such initiatives cannot be assured. As of April 29, 2026, the company has raised adequate financing through an initial public offering with a total offering of $19,999,925. The Company believes that the adequate amount of financing is sufficient to sustain operations for the next twelve months.

The application of the going concern concept is dependent upon the Company’s ability to generate future profitable operations and receive continued financial support from its creditors and shareholders. These consolidated financial statements do not give effect to any adjustments that might be required should the Company be unable to continue as a going concern. If the company cannot generate positive future cashflows, this will delay the production timeline and shipments to backlogged orders, in addition to delaying necessary product cost reductions and improvements caused by the lack of funds to hire, produce, and execute the necessary product updates / revisions. Continued equity and/or debt financing is critical in order to ramp production up in order to become profitable.

Management plans to continue to pursue equity and/or debt financing to support operations. There can be no assurance that these financing efforts will be successful. Failure to maintain the support of creditors and obtain additional external financing will cause the Company to curtail operations and the Company’s ability to continue as a going concern will be impaired. The outcome of these matters cannot be predicted at this time.

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2.	Results of Operations

Certain comparatives in prior periods may have been revised to conform to the current presentation.

During the three months and year ended December 31, 2025, the Company reported a total loss and comprehensive loss of $3,526,571 and $13,924,117 respectably (three months and year ended December 31, 2024 – $2,336,807 and $8,652,988), and basic and diluted loss per share of $(2.15) and $(10.49) (three months ended and year ended December 31, 2024 – $(5.40) and $(23.19)). Despite the accumulated losses, the Company's management is confident in scaling up production and commercialization of its primary technology, HEXWAVE™, and advancing the research and development of various potential technologies currently under review.

The net loss for the three months and year ended December 31, 2025, and 2024 is comprised of the following items:

		Three month ended December 31,	Three months ended December 31,	Year ended December 31,	Year ended December 31,
	Note	2025	2024	2025	2024
Revenue	16 & 17
HEXWAVE revenue		(265,928)	(433,986)	643,479	1,013,546
Contract revenue		-	175,000	854,849	1,425,000
Total Revenue		(265,928)	(258,986)	1,498,328	2,438,546

Cost of revenue
HEXWAVE cost of revenue		533,163	(121,364)	2,646,047	2,033,498
Contract cost of revenue		285,283	31,132	1,778,919	2,081,971
Total cost of revenue		818,446	(90,232)	4,424,966	4,115,469

Gross loss		(1,084,374)	(168,754)	(2,926,638)	(1,676,923)

Engineering and Research and Development Expenses:		302,453	526,790	2,361,119	2,267,739
Product development & technology costs		56,848	45,246	320,602	148,675
Salaries and consulting fees	19	214,095	407,581	1,756,683	1,655,580
Stock-based compensation	14 & 19	29	19,264	15,269	98,008
Depreciation	7	(63,764)	40,573	126,045	248,979
Office, rent & administration, travel, and miscellaneous		95,245	14,126	142,520	116,497

General & Administration Expenses		2,076,699	903,033	8,178,137	3,489,202
Salaries and consulting fees	19	723,709	434,508	2,011,166	1,809,724
Legal and professional fees		(95,778)	218,877	673,298	458,390
Stock-based compensation	14 & 19	216,260	(27,917)	1,315,491	255,220
Office, rent & administration, travel, and miscellaneous		1,232,508	277,565	4,178,182	965,868
		2,379,152	1,429,823	10,539,256	5,756,941

Operating Loss		$(3,463,526)	$(1,598,577)	$(13,465,894)	$(7,433,864)

i)	Revenue

Three months ended December 31, 2025 vs 2024

Revenue was $(265,928) (2024 – $(258,986)), a decrease of $(6,942) (2%). The decrease is presented due to that in Q4-2024 the Company had recorded six units being returned from a customer compared to a higher amount of return reserve offset in the Q4 2025 period. The return was due to an order that fell through, and our distributor allowed the Company to buy back the units in order to fulfil part of our backlog. The negative revenue in Q4-2025 was due to a return of two units, offset by the sale of two units, and an increased return on revenue reserve.

Year ended December 31, 2025 vs 2024

Revenue was $1,498,328 (2024 – $2,438,546), a decrease of $940,218 (39%). The decrease was mainly due to lower HEXWAVE™ sales activity in the current year, an increased return reserve, partially offset by continued revenue from TSA contracts being delayed. The Company did receive additional contract awards at the end of Q3 2025 of $357,759, which is expected to be received as revenue in Q1 and Q2 2026.

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HEXWAVE™ revenue for the year ended December 31, 2025 was US$643,479, compared to US$1,013,546 for the year ended December 31, 2024, a decrease of US$370,067 (37%). The decrease primarily reflects lower HEXWAVE™ unit deliveries and lower subscription and service revenue recognized during the period, as several customer deployment schedules shifted into later periods. Deliveries of HEXWAVE™ units during the year ended December 31, 2025 decreased to 12 units at an average selling price per unit of approximately US$62,350, compared to 15 units at an average selling price per unit of approximately US$67,570 delivered during the comparable period in 2024. The lower volume of deliveries in the year ended December 31, 2025 was primarily attributable to timing-related factors, including customer site readiness, installation scheduling, and the deferral of certain customer deployments into subsequent periods, as well as management’s focus on manufacturing optimization and operational efficiency initiatives during the period.

Additionally, during the three months ended December 31, 2024, the Company recorded net negative revenue and net negative cost of revenue primarily as a result of the return of six HEXWAVE™ units by a customer. These units had been sold and recognized as revenue earlier in fiscal year 2024, and upon return, the Company reversed the previously recognized revenue and related cost of revenue in accordance with its accounting policy. This fourth quarter activity explains why, when read together with the Company’s audited financial statements for the year ended December 31, 2024, full-year revenue, cost of revenue, and units sold are lower than the amounts reported for the year ended December 31, 2024.

ii)	Cost of Revenues

Three months ended December 31, 2025 vs 2024

Cost of revenues was $818,446 (2024 – $(90,232)), an increase of $908,678 (1,108%). The increase reflects a higher production in Q4 vs. prior year.

Year ended December 31, 2025 vs 2024

Cost of revenues was $4,424,966 (2024 – $4,115,469), an increase of $309,497 (7%). The increase reflects the higher production costs and contract activity year to date compared to prior year.

iii)	Engineering and Research & Development (R&D)

Three months ended December 31, 2025 vs 2024

R&D expenses were $302,453 (2024 – $526,790), a decrease of $224,337 (42.5%). The decrease was mainly due to lower salaries and consulting fees and depreciation, offset with higher product development and technology costs and officer, rent, and administration, travel and miscellaneous costs. Current quarter costs included $56,848 product development, $95,245 office and administration, and $29 stock-based compensation.

Year ended December 31, 2025 vs 2024

R&D expenses were $2,361,119 (2024 – $2,267,739), an increase of $93,380 (4%). The increase primarily reflects higher product development and technology costs associated with advancing the Company’s licensed technologies, partially offset by lower stock-based compensation, depreciation, and office, rent, administration, travel and miscellaneous expenses.

iv)	General and Administrative (G&A)

Three months ended December 31, 2025 vs 2024

G&A expenses were $2,076,699 (2024 – $903,033), an increase of $1,173,666 (130%). The increase was primarily attributable to consulting and marketing fees related to the March 2025 private placement, higher legal and professional fees. Office, rent, administration, travel, and miscellaneous expenses also increased to $1,232,508 (2024 – $277,565) due to amortization of prepaid marketing and consulting costs from 2024. Salaries and consulting fees increased to $723,709 (2024 – $434,508) due to an increase in consultants. Stock-based compensation was $216,260 in Q4 2025 compared to $(27,917) in Q4 2024. The decrease is due to the reversal of stock-based compensation from employee’s resignations.

Year ended December 31, 2025 vs 2024

G&A expenses were $8,178,137 (2024 – $3,489,202), an increase of $4,688,935 (134%). The increase reflects higher consulting, marketing, legal, professional, and investor relations costs, combined with higher stock-based compensation and the amortization of prepaid expenses.

Q4-2025 MD&A (Expressed in U.S. dollars)	Page| 10

v)	Finance Costs and Foreign Exchange

Three months ended December 31, 2025 vs 2024

Interest expense was $208,032 (2024 – $242,722), reflecting decreased borrowings, primarily from factoring. The Company recorded a foreign exchange loss of $3,291 in Q4 2025, compared to $1,332 in Q4 2024. The change reflects lower volatility in exchange rates and fewer U.S. dollar–denominated transactions.

Year ended December 31, 2025 vs 2024

Interest expense was $691,930 (2024 – $808,989). A foreign exchange loss of $31,902 was recognized in Q4 2025, compared to a loss of $12,760 in Q4 2024, reflecting fluctuations in foreign currency rates and transaction volumes.

Selected Annual Information

		Years ended December 31, 2025
	2025	2024	2023
	$	$	$
Revenue	1,498,328	2,438,546	1,492,557
Net loss	(14,132,177)	(8,845,163)	(9,369,043)
Total assets	6,384,615	7,286,501	5,831,652
Non-current liabilities	300,401	1,443,593	639,173
Dividends	-	-	-

3.	Summary of Quarterly Results

Three months ended	Working capital (deficiency)	Total assets	Total loss and comprehensive income loss	Loss per share
	$	$	$	$
31-Dec-25	(4,902,610)	6,384,615	(3,526,571)	(2.15)
30-Sep-25	(4,452,151)	6,754,164	(3,097,554)	(2.03)
30-Jun-25	(4,447,549)	6,352,896	(3,677,596)	(3.25)
31-Mar-25	(650,555)	8,522,470	(3,629,323)	(3.49)
31-Dec-24	(2,652,516)	7,286,501	(2,336,807)	(5.40)
30-Sep-24	(6,250,036)	4,377,411	(2,469,234)	(6.60)
30-Jun-24	(5,253,143)	5,370,395	(2,479,545)	(7.28)
31-Mar-24	(3,928,748)	6,070,238	(1,367,402)	(4.01)

Discussion of Quarterly Trends

Q4 2025 (December 31, 2025):

Net loss was $3.5 million (loss per share - $2.15). During the quarter, the Company continued production of HEXWAVE™ however, no shipments occurred. Backlog orders continued, however customers preferred shipment during Q1 - 2026. Marketing and investor relations efforts also continued to increase to support sales initiatives. The working capital increased slightly to $4.9 million. The Company also closed a private placement on December 31, 2025, generating gross proceeds of $1.7 million.

Q4-2025 MD&A (Expressed in U.S. dollars)	Page| 11

Q3 2025 (September 30, 2025):

Net loss was $3.1 million (loss per share – $2.03). During the quarter, the Company continued production of HEXWAVE™ while advancing research and development on other licensed technologies. HEXWAVE™ shipments continued, with TSA contract performance remaining on schedule. Marketing and investor relations efforts also increased to support sales initiatives. The working capital deficiency remained flat at $4.4 million. The Company also closed a private placement on July 29, 2025, generating gross proceeds of $3.2 million.

Q2 2025 (June 30, 2025):

Net loss was $3.7 million (loss per share – $3.25). During the quarter, the Company continued production of HEXWAVE™ while advancing research and development on other licensed technologies. HEXWAVE™ shipments continued, with TSA contract performance remaining on schedule. Marketing and investor relations efforts also increased to support sales initiatives. The working capital deficiency increased to $4.4 million, reflecting continued cash usage in operations.

Q1 2025 (March 31, 2025):

Net loss was $3.8 million (loss per share – $3.49). The Company closed a private placement on March 20, 2025, generating gross proceeds of $3.48 million, which increased total assets to $8.5 million. The results also reflected higher operating expenses associated with commercialization activities.

Prior’s years quarters (December 31, 2024 – December 31, 2023):

Net losses for these periods ranged between $1.4 million and $2.9 million per quarter, with loss per share ranging from $4.01 to $7.28. These results primarily reflected ongoing investment in HEXWAVE™ production and commercialization, research and development on licensed technologies, stock-based compensation, and financing-related expenses. Detailed discussions of these quarters were provided in the Company’s MD&A filings for those periods, available on SEDAR+.

Overall Trends

The Company has consistently incurred net losses over the past eight quarters as it continues to invest in the development and commercialization of HEXWAVE™ and related technologies. Quarterly results have been influenced by the timing of contract revenue recognition, fluctuations in R&D and G&A expenses (notably stock-based compensation), a significant increase in investor relations and marketing, and financing transactions. Private placements completed in 2024 and 2025 provided additional liquidity, but the Company remains in a working capital deficiency position as expenditures continue to exceed revenues.

4.	Liquidity and Capital Transactions Resources

(a) Liquidity

As of December 31, 2025, the Company maintained a cash balance of $319,294 and experienced a working capital deficiency of $4,902,610. Current liabilities amounted to $8,616,300 as of the same date, primarily attributed to loans and expenses associated with commencing production, ongoing development of the Company’s licensed technologies, and maintaining licenses and the Company’s public registry in good standing.

Q4-2025 MD&A (Expressed in U.S. dollars)	Page| 12

	Year Ended December 31,
	2025	2024
	$	$
Cash (used in) provided by:

Operating activities:
Loss and comprehensive loss for the period	(14,132,177)	(8,845,163)
Items not involving cash:	3,431,526	3,604,829
Changes in non-cash working capital:	(648,428)	(1,228,930)
Cash used in operating activities	(11,349,079)	(6,469,264)

Cash used in investing activities	(87,119)	(121,217)

Cash provided by financing activities	10,373,233	7,781,755

Effect of foreign exchange rate changes on cash	229,030	(39,008)

(Decrease) increase in cash	(833,935)	1,152,266

Cash, beginning of the year	1,153,229	963

Cash, end of the year	319,294	1,153,229

During the year ended December 31, 2025, we used net cash of $11,349,079 in operating activities, compared to $6,469,264 during the same period in 2024. The increase in cash used in operations primarily reflects a higher net loss in 2025, adjusted for non-cash items. Non-cash charges and credits during the period included stock-based compensation of $1,389,829 (December 31, 2024 — $384,703), amortization recorded in cost of revenues of $519,052 (December 31, 2024 — $922,221), depreciation of $252,613 (December 31, 2024 — $396,256), inventory impairment of $475,024 (December 31, 2024 — $233,568), lease liability interest of $44,882 (December 31, 2024 — $69,652), accrued interest of $384,047 (December 31, 2024 — $294,304), credit line fees of $169,279 (December 31, 2024 — $74,449), impairment of contract costs $(192,951) (December 31, 2024 – $115,730), loss on accounts receivable write-off $13,910 (December 31, 2024 - $563,996), loss on disposal of PP&E $8,453 (December 31, 2024 - $nil), and a loss on disposal of lease assets of $(18,514) (December 31, 2024 — $29,233).

Changes in non-cash working capital used $(262,526) of cash during the year ended December 31, 2025, compared to $(1,228,930) during the same period in 2024. These changes included a decrease in deferred revenue of $84,459 (December 31, 2024 — $ nil) and a decrease in receivables and prepaid expenses of $349,869 (December 31, 2024 – $1,406,491 decrease). These decreases were partially offset by an increase in accounts payable and accrued liabilities of $757,747 (December 31, 2024 — $456,551), an increase in inventory of $828,914 (December 31, 2024 – $105,692 increase), an increase and an increase in contract costs of $309,482 (December 31, 2024 — $384,682), and an increase in deferred financing fee $(766,251) (December 31, 2024 - $nil).

The change in working capital during the 2025 period was primarily driven by lower production and shipment volumes, changes in the timing of customer deployments, and reduced contract activity compared to the prior year period.

The decrease in receivables and prepaid expenses of $349,869 (December 31, 2024 - $1,406,491) was primarily attributable to lower sales volumes, improved collection timing, and reduced prepaid expenditures related to marketing, consulting, and operational activities compared to the prior year period. The decrease in deferred revenue of $84,459 (December 31, 2024 - $nil) reflects the recognition of previously deferred revenue as contractual performance obligations were satisfied during the period, partially offset by fewer new advance customer payments compared to 2024. The decrease in contract costs of $76,420 (December 31, 2024 - $384,682) reflects the decreasing in engineering, development, and support activities under TSA contracts as the current contracts are in its final stages.

Overall, the changes in working capital reflect the Company’s lower level of production and contract activity during the year ended December 31, 2025, compared to the same period in 2024.

Q4-2025 MD&A (Expressed in U.S. dollars)	Page| 13

Operating cash flows for the year ended December 31, 2025, and 2024 reflect ongoing gross losses, research and development expenditures, and general and administrative expenses, including salaries, consulting fees, and promotional and investor relations activities.

Investing Activities

Cash used in investing activities was $87,119 (2024 – $121,217), relating to additions to property and equipment.

Financing Activities

Net cash provided by financing activities was $10,373,233 (2024 – $7,781,755). In 2025, this consisted mainly of:

•	Net proceeds of $7,338,010 (2024 - $6,989,017) from the issuance of common shares through private placements;

•	Proceeds of $3,428,671 (2024 - $87,367) from warrants exercised;

•	Proceeds of $650,000 (2024 - $1,800,000) from Parabilis term loan;

•	Proceeds of factoring $683,018 (2024 - $1,551,166);

•	Offset by repayments of loans and factoring of $(1,490,061) (2024 - $3,414,986), including related party loans of $(74,657) (2024 - $71,485) third-party working capital loans of $(26,250) (2024 - $1,056,137), and Parabilis term loan ($333,017) (2024 - $nil); and Parbilis factoring and credit lines $(1,056,137) (2024 - $2,038,975);

•	Payment of deferred financing fee $(37,447) (2024 - $nil);

•	Repayments of lease liabilities of $(198,958) (2024 – $(247,412)).

In comparison, in 2024 financing cash flows included net proceeds of $7,338,010 from private placements (January 15, February 12, June 27, 2024, and December 18, 2024), $1,009,555 from loans, $1,800,000 from Parabilis term loan, $87,367 proceeds from warrants, and $1,551,166 factoring and credit lines, offset by repayments of $(1,376,011) in loans, $(2,038,975) in factoring and credit lines, and $(247,412) in leases.

Dividends

The Company has not declared or paid dividends to date and has no current plans to do so in the foreseeable future.

Contractual Obligations

At December 31, 2025, the Company had contractual obligations totaling $8,916,701, of which $8,616,300 are due within one year. These short-term obligations include:

•	Accounts payable and accrued liabilities of $4,882,377;

•	Loans payable of $2,622,717;

•	Credit line liability of $779,831; and

•	Lease liabilities of $235,834.

Contractual obligations in the one-to-three year period includes:

•	Lease liabilities of $300,401

There were no contractual obligations due in the four-to-five year or greater than periods.

(b) Capital Transactions and Resources

Common share transactions for the year ended December 31, 2025

i)	On January 6, 2025, the Company received $2,071,851 (CAD$2,977,851) from the exercise of 120,317 share purchase warrants after electing, on December 31, 2024, to exercise its acceleration right for a total of 277,778 warrants granted on December 19, 2024, pursuant to a private placement. As a result, the remaining 157,461 unexercised warrants expired.

Q4-2025 MD&A (Expressed in U.S. dollars)	Page| 14

ii)	On March 20, 2025, the Company closed a non-brokered private placement for gross proceeds of $3,479,351 (CAD$5,001,183). The Company issued 67,356 units (each a “Unit”) of the Company at a price of CAD$74.25 per Unit. Each Unit comprised of one common share and one-half common share purchase warrant. Each warrant entitles the holder thereof to purchase one additional common share of the Company at a price of CAD$92.25 for a period of 24 months and is subject to an accelerated expiry at the Company’s election under certain conditions. The warrants were allocated a residual value of $263,584. In connection with the non-brokered private placement, the Company issued 4,715 finder warrants. Each finder’s warrant will be exercisable to purchase one common share for a period of 24 months at an exercise price of CAD$74.25. The broker warrants were allocated a fair value of $84,183 (CAD$121,004). Additionally, the Company paid commissions and legal expenses of $420,424 (CAD$600,650).

iii)	On April 1, 2025, a total of 78 shares were issued pursuant to the exercise of 78 warrants, resulting in proceeds of $3,704 (CAD$5,285). Residual value in the amount of $nil was reversed.

iv)	On April 13, 2025, a total of 478 finder warrants expired with an exercise price of $135.00. These broker warrants had a fair value of $5,498 and the reverse value was reclassified to share capital.

v)	On May 9, 2025, a total of 309 finder warrants expired with an exercise price of $135.00. These broker warrants had a fair value of $3,816 and the reverse value was reclassified to share capital.

vi)	On June 6, 2025, a total of 206 finder warrants expired with an exercise price of $135.00. These broker warrants had a fair value of $1,892 and the reverse value was reclassified to share capital

vii)	On July 29, 2025, the Company closed a non-brokered private placement for gross proceeds of $3,199,767 (CAD$4,399,996). The Company issued 444,444 units (each a “Unit”) of the Company at a price of CAD$9.90 per Unit. Each Unit comprised of one common share and one common share purchase warrant. Each warrant entitles the holder thereof to purchase one additional common share of the Company at a price of CAD$15.75 for a period of 12 months and is subject to an accelerated expiry at the Company’s election under certain conditions. The warrants were allocated a residual value of $nil. Additionally, the Company issued 16,000 broker warrants with a fair value of $38,472 (CAD$52,902). The Company paid commissions and legal expenses of $137,898 (CAD$189,781).

viii)	On October 31, 2025, the Company received gross proceeds of $1,353,116 (CAD$1,895,093) from the exercise of 120,323 warrants.

ix)	On December 31, 2025, the Company closed the first tranche of a non-brokered private placement for gross proceeds of $1,274,365 (CAD$1,747,172), through the issuance of 176,482 units at a price of CAD$9.90 per unit. Each unit comprised one common share and one common share purchase warrant, with each warrant entitling the holder to acquire one additional common share at an exercise price of CAD$13.50 per share, exercisable from March 2, 2026, to December 31, 2027. The Company issued an aggregate of 7,915 broker warrants with a fair value of $20,866 (CAD$28,608). The warrants were allocated a residual value of $115,851 (CAD$158,833). The Company paid commissions and legal expenses of $57,331 (CAD$78,356).

x)	During the year ended December 31, 2025, a total of 4,758 common shares were issued pursuant to the RSUs with a fair value of $383,471.

Common share transactions for the year ended December 31, 2024

i)	On January 12, 2024, the Company closed the initial tranche of a Listed Issuer Financing Exemption (LIFE) private placement of units, raising gross proceeds of $662,554 (CAD$886,000). As of December 31, 2023, the Company had received $224,915 of these proceeds. This tranche involved the issuance of 13,113 units at a price of CAD$67.50 per unit. Each unit consisted of one common share and one purchase warrant, allowing the holder to purchase an additional common share at CAD$90.00 per share within 36 months. The warrants were allocated a residual value of $154,596. Additionally, the Company issued 337 broker warrants to agents under identical terms and conditions with a fair value of $4,508. Agent commissions totaling $17,110 were paid.

ii)	Subsequently, on February 5, 2024, the Company closed the final tranche of the same non-brokered private placement, raising an additional $112,285 (CAD$150,000). This tranche involved the issuance of 2,222 units under the same terms and conditions as the initial tranche. Each unit consisted of one common share and one purchase warrant, allowing the holder to purchase an additional common share at CAD$90.00 per share within 36 months. The warrants were allocated a residual value of $37,428.

Q4-2025 MD&A (Expressed in U.S. dollars)	Page| 15

iii)	On February 26, 2024, the Company closed an investment by Viken Detection Corp. (“Viken”) pursuant to which Viken purchased 20,202 units of the Company at an issue price of CAD$67.50 per unit for total gross proceeds of $1,000,000 (CAD$1,363,636). Each unit comprised one common share and one purchase warrant. Each warrant entitles Viken to purchase one additional common share of the Company at an exercise price of CAD$90.00 for a period of 36 months. The warrants were allocated a residual value of $166,667. Additionally, the Company also incurred cash costs in connection to filing and legal expenses in the amount of $27,116 were also paid. These warrants contain blocker language restricting the exercise of the warrants in the event such exercise results in Viken holding more than 9.9% of the outstanding voting securities of the Company.

iv)	On March 17, 2024, a total of 4,436 finder warrants expired with an exercise price of CAD$148.50. These broker warrants had a fair value of $312,815 and the reserve value was reclassified to share capital.

v)	During the year ended December 31, 2024, a total of 2,263 common shares were issued pursuant to the exercise of RSUs with a fair value of $286,019.

vi)	During the year ended December 31, 2024, a total of 1,333 shares were issued pursuant to the exercise of 1,333 warrants, resulting in proceeds of $87,367 (CAD$120,000). Residual value in the amount of $15,275 was reversed.

vii)	On August 13, 2024, the Company closed the first tranche of a non-brokered private placement for gross proceeds of $508,864 (CAD$697,550). The Company issued 10,334 special warrants of the Company at a price of CAD$67.50 per Unit. Each special warrant will automatically convert into one Unit. Each Unit shall consist of one common share and one share purchase warrant. Each warrant entitles the holder thereof to purchase one additional common share of the Company at a price of CAD$90.00 within a period of 36 months. These special warrants were converted into one Unit on August 13, 2024. The warrants were allocated a residual value of $203,560. The Company paid the agents 423 broker warrants with a fair value of $5,757. Each broker warrant will be exercisable to purchase one common share for a period of 36 months at an exercise price of CAD$90.00. Additionally, the Company also incurred cash costs in connection to private placement in the amount of $30,995.

viii)	On December 18, 2024, the Company closed a non-brokered private placement for gross proceeds of $5,585,812 (CAD$8,000,000). The Company issued 555,556 units (each a “Unit”) of the Company at a price of CAD$14.40 per Unit. Each Unit comprised of one common share and one-half common share purchase warrant. Each warrant entitles the holder thereof to purchase one additional common share of the Company at a price of CAD$24.75 for a period of 24 months and are subject to an accelerated expiry at the Company’s election under certain conditions. The Company paid the agents $274,123 in finders fees and issued 27,801 finder warrants with a fair value of $382,873. Each finder’s warrant will be exercisable to purchase one common share for a period of 24 months at an exercise price of CAD$24.75. Additionally, the Company also incurred cash costs in connection to private placement in the amount of $41,687.

ix)	The Company settled a total of $363,336 (CAD$520,947) of indebtedness with a certain creditor by issuing 34,722 units valued at $927,332 and follows the same terms as the units issued on December 18, 2024, non-brokered private placement. The Company recognized a loss on extinguishment of debt totalling $563,996 (included in other expenses (2023 - $nil).

Q4-2025 MD&A (Expressed in U.S. dollars)	Page| 16

Other sources of funds:

Other sources of funds potentially available to the Company are through the exercise of outstanding stock options, and share purchase warrants with the following terms:

As at December 31, 2025, the number of stock options outstanding and exercisable was:

	Outstanding			Exercisable
Expiry date	Number of stock options	Exercise price		Remaining contractual life (years)	Number of stock options
7-Apr-26	1,844	CAD$	225.00	0.27	1,844
28-Jul-26	278	CAD$	247.50	0.57	278
28-Jul-26	111	CAD$	292.50	0.57	111
1-Nov-26	944	CAD$	207.00	0.84	944
14-Jan-27	222	CAD$	162.00	1.04	222
15-Apr-27	1,111	CAD$	26.55	1.29	1,111
26-Apr-27	2,633	CAD$	184.50	1.32	2,633
2-Jul-27	5,556	CAD$	10.80	1.50	1,389
21-Nov-27	133	CAD$	99.00	1.89	133
26-Apr-28	111	CAD$	81.00	2.32	111
16-Oct-28	1,778	CAD$	85.50	2.79	1,778
30-Dec-29	51,667	CAD$	36.00	4.00	29,722
2-Apr-30	3,333	CAD$	37.80	4.25	833
9-Sep-30	41,111	CAD$	12.15	4.69	10,278
December 31, 2025	110,832				51,387

Total stock-based compensation expense arising from options granted and vested during the three months and year ended December 31, 2025, was $268,030 and $1,300,572 respectively (three months and year ended December 31, 2024 – $7,559 and $70,004). Of this amount, $18,150 was recorded as stock-based compensation in the HEXWAVE cost of revenue (December 31, 2024 – $5,136), and $40,919 was recorded as stock-based compensation in cost of contract revenue (December 31, 2024 - $26,339). ).

As at December 31, 2025, the number of restricted share units (“RSU”) outstanding and exercisable are as follows:

	Number of equity setted RSUs	Grant Price
Outstanding, December 31, 2023	13,176	CAD$	139.05
Granted	3,944		54.90
Cancelled	(2,939)		126.90
Exercised	(2,263)		170.55
Outstanding, December 31, 2024	11,918	CAD$	180.45
Granted	8,260		10.91
Exercised	(4,758)		115.88
Outstanding, December 31, 2025	15,420	CAD$	55.51

The estimated fair value of the equity settled RSUs granted as of December 31, 2025, was $60,998 (December 31, 2024 - $144,355) and will be recognized as an expense over the vesting period of the RSUs. The fair value of the equity settled RSUs as at the grant date was determined with reference to the market value of the common shares of the Company at the grant date.

During the three months and year ended December 31, 2025, the Company recognized stock-based compensation related to RSUs in the amount of $9,707 and $34,723 respectively (three months and year ended December 31, 2024 - $43,302 and $277,579).

During the year ended December 31, 2025, the following transactions occurred in connection to restricted share units:

i)	During the year ended December 31, 2025, a total of 4,758 common shares were issued pursuant to the exercise of RSUs.

ii)	On August 7, 2025, the Company granted 1,111 RSUs to consultants; these RSUs shall be settled with common shares of the Company, have an exercise period that expires on January 1, 2029, and vest at 100% on January 1, 2026.

Q4-2025 MD&A (Expressed in U.S. dollars)	Page| 17

iii)	On December 12, 2025, the Company granted 7,149 RSUs to a contractor; these RSUs shall be settled with common shares of the Company, have an exercise period that expires December 12, 2029, and vests 100% on December 12, 2026.

During the year ended December 31, 2024, the following transactions occurred in connection to restricted share units:

i)	On February 28, 2024, the Company granted 3,278 RSUs to employees of the Company; these RSUs shall be settled with common shares of the Company, have an exercise period that expires on February 28, 2029, and vest at 100% on February 28, 2025.

ii)	A total of 2,939 RSUs were canceled.

iii)	On August 19, 2024, the Company granted 667 RSUs to a consultant; these RSUs shall be settled with common share of the Company, have an exercise price that expires on August 19, 2029, and vests as follows: 25% on November 19, 2024, 25% on February 19, 2025. 25% on May 19, 2025, 25% on August 19, 2025.

As at December 31, 2025, the outstanding number of share purchase warrants are as follows:

	Warrants	Exercise
	outstanding	Price
Outstanding, December 31, 2023	117,821	CAD$	178.20
Issued	369,570		32.85
Expired	(39,949)		216.51
Exercised	(1,333)		90.00
Outstanding, December 31, 2024	446,109	CAD$	54.90
Issued	683,234		19.32
Expired	(169,855)		32.79
Exercised	(240,718)		20.27
Outstanding December 31, 2025	718,770	CAD$	36.45

(c) Performance Shares

On March 17, 2021, Liberty deposited into escrow, and held in escrow, Operational Performance Shares (“OPS”) and Capital Market Performance Shares (“CMPS”) for certain directors, officers, and consultants of the Company upon the Company achieving certain performance milestones. Once these milestones were achieved the shares would be released. These performance shares included 4,444 of OPS and 19,496 of CMPS. In order to fair value these performance shares, management estimated the probability that the Company would issue the performance shares.

All CMPS have been issued in previous years upon the completion of all required milestones.

Operational Performance Shares

As at December 31, 2025, none of the 4,444 OPS have been issued as neither of the two milestones have been met. The estimated fair value of the OPS is CAD$800,000 which had an estimated vesting period between December 2024 and December 2025. The estimated vesting period has been adjusted to December 2026. During the three months and year ended December 31, 2025, the Company recorded stock-based compensation in connection to OPS in the amounts of $(23,193) and $54,534 (three months and year ended December 31, 2024 – $(62,251) and $37,120). For the years ended December 31, 2025, and 2024, none of the operational performance shares have been released from escrow.

Q4-2025 MD&A (Expressed in U.S. dollars)	Page| 18

(d) Reconciliation of use of proceeds from the non-brokered private placement closed on December 31, 2025 (“PP Q4 2025”)

Intended use of proceeds of PP Q4 2025		Actual use of proceeds from PP Q4 2025	(Over)/under expenditure	Explanation of Variance and impact on business objectives
Cash portion of Agent’s corporate finance fee	$56,029	$56,029	$-	N/A
Further the production of HEXWAVE™ to support the increase in demand and deliver units in backlog to customers	$1,274,365	$1,011,100	$319,294	Balance to be used for HEXWAVE support and production.
Total	$1,330,394	$1,011,100	$319,294	N/A

(e) Reconciliation of use of proceeds from the non-brokered private placement closed on July 29, 2025 (“PP Q3 2025”)

PP Q3 2025Intended use of proceeds of PP Q3 2025		Actual use of proceeds from PP Q3 2025	(Over)/under expenditure	Explanation of Variance and impact on business objectives
Agent’s legal fees, expenses and disbursements	$21,043	$21,043	$-	N/A
Cash portion of Agent’s corporate finance fee	$115,187	$115,187	$-	N/A
Consulting and Investor Relations from Private Placement	$1,150,000	$1,150,000	$-	N/A
Further the production of HEXWAVE™ to support the increase in demand and deliver units in backlog to customers	$1,913,537	$1,913,537	$-	N/A
Total	$3,199,767	$3,199,767	$-	N/A

Q4-2025 MD&A (Expressed in U.S. dollars)	Page| 19

(f) Reconciliation of use of proceeds from the non-brokered private placement closed on March 20, 2025 (“PP Q1 2025”)

Intended use of proceeds of PP Q1 2025		Actual use of proceeds from PP Q1 2025	(Over)/under expenditure	Explanation of Variance and impact on business objectives
Agent’s legal fees, expenses and disbursements	$78,790	$78,790	$-	N/A
Cash portion of Agent’s corporate finance fee	$243,555	$243,555	$-	N/A
Consulting and Investor Relations from Private Placement	$498,374	$498,374	$-	N/A
Further the production of HEXWAVE™ to support the increase in demand and deliver units in backlog to customers	$2,658,632	$2,658,632	$-	N/A
Total	$3,479,351	$3,479,351	$-	N/A

(g) Reconciliation of use of proceeds from the non-brokered private placement closed on December 18, 2024 (“PP Q4 2024”)

Intended use of proceeds of PP Q4 2024		Actual use of proceeds from PP Q4 2024	(Over)/under expenditure	Explanation of Variance and impct on business objectives
Agent’s legal fees, expenses and disbursements	$40,546	$40,546	$-	N/A
Cash portion of Agent’s corporate finance fee	$274,123	$274,123	$-	N/A
Consulting and Investor Relations from Private Placement	$1,771,401	$1,771,401	$-	N/A
Further the production of HEXWAVE™to support the increase in demand and deliver units in backlog to customers	$3,499,742	$3,499,742	$-	N/A
Total	$5,585,812	$5,585,812	$-	N/A

Q4-2025 MD&A (Expressed in U.S. dollars)	Page| 20

(h) Reconciliation of use of proceeds from the Special Warrant Financing closed on August 13, 2024 (“PP Q3 2024”)

Intended use of proceeds of PP Q3 2024		Actual use of proceeds from PP Q3 2024	(Over)/under expenditure	Explanation of Variance and impact on business objectives
Agent’s legal fees, expenses and disbursements	$11,006	$11,006	$-	N/A
Cash portion of Agent’s corporate finance fee	$23,555	$23,555	$-	N/A
Further the production of HEXWAVE™ to support the increase in demand and deliver units in backlog to customers	$474,303	$474,303	$-	N/A
Total	$508,864	$508,864	$-	N/A

(i) Reconciliation of use of proceeds from the Listed Issuer Financing Exemption (“LIFE”) private placement of units closed in two tranches January 12 and February 5 (“PP Q1 2024”)

Intended use of proceeds of PP Q1 2024		Actual use of proceeds from PP Q1 2024	(Over)/under expenditure	Explanation of Variance and impact on business objectives
Agent’s legal fees, expenses and disbursements	$36,252	$36,252	$-	N/A
Cash portion of Agent’s corporate finance fee	$17,035	$17,035	$-	N/A
Further the production of HEXWAVE™ to support the increase in demand and deliver units in backlog to customers	$721,552	$721,552	$-	N/A
Total	$774,839	$774,839	$-	N/A

Notes:

(1)  Such expenses include costs related to funding the further enhancement, development and testing to achieve future commercialization of the Company's HEXWAVE™ technology as well as development of the latest technologies exclusively licensed to the Company for aviation checkpoints.

5.	Commitments

i)	As at December 31, 2025, and December 31, 2024, the minimum lease payments are as follows:

	December 31,	December 31,
	2025	2024
Maturity analysis - contractual undiscounted cash flows
One year or less	$238,567	$257,461
Two to five years	358,949	558,358
Six and thereafter	-	-
Total lease liabilities	$597,516	$815,819
Lease liabilities included in the statement of financial position	$536,235	$708,825
Current	$235,834	$203,443
Non-current	$300,401	$505,382

Q4-2025 MD&A (Expressed in U.S. dollars)	Page| 21

6.	Revenue

Revenue recognized for the three months and year ended December 31, 2025, and 2024, relates to contract revenue from the Transportation Security Administration (“TSA”), as well as sales of HEXWAVE™ units.

	Three months ended December 31,		Year Ended December 31,
Revenue	2025	2024	2025	2024
TSA Contract Award HD-AIT	-	-	457,905	200,000
TSA OA Development	-	175,000	246,944	795,000
HD-AIT Phase II	-	-	-	133,056
HD-AIT Phase III	-	-	150,000	296,944
HEXWAVE units, installation and training	(278,490)	(433,986)	583,010	1,012,046
HEXWAVE subscriptions and maintenance	12,562	-	60,469	1,500
Total Revenue	$(265,928)	$(258,986)	$1,498,328	$2,438,546

As of December 31, 2025, the Company continued its efforts to try and achieve year-over-year revenue growth, with a backlog of $2 million from signed purchase orders and contract revenue in 2026.

During the year ended December 31, 2025, the Company delivered 12 HEXWAVE™ units at an average selling price per unit of approximately US$62,350, compared to 15 units delivered at an average selling price per unit of approximately US$67,570 during the year ended December 31, 2024. The lower volume of deliveries in the year ended December 31, 2025, was primarily attributable to timing-related factors, including customer site readiness, installation scheduling, and the deferral of certain customer deployments into subsequent periods, as well as management’s focus on manufacturing optimization and operational efficiency initiatives during the period.

Future revenue for the Company consists of HEXWAVE™ purchasers, existing and expected additional Transportation Security Administration (“TSA”) contract revenue and other. The Company recorded for the fiscal year ended December 31, 2025, a total of $1.5 million in revenue mainly from HEXWAVE™ sales and TSA contract revenue. With additional orders and contract revenue the company is projecting $3.8 million for fiscal year 2026 and 2027.The projected amount is due to several material factors outlined below:

Backlog Orders:

The Company has shipped a total of $643,479 in backlog orders, with a remaining amount of $1,650,000 in backlog for the HEXWAVE™. With production levels increasing the backlog orders are expected to increase during fiscal year 2026. Inventory constraints and limited funding continue to be a challenge in fulfilling orders.

HEXWAVE™ Sales Projections:

As a new product with no historical sales data or comparable benchmarks, HEXWAVE™’s revenue projections for 2026 are conservative due to the political implications of customers. Several quotes to prospective customers support optimistic projections, for fiscal year 2026. Limited funding may impact the Company’s ability to follow up with clients, invest in marketing, and promote the HEXWAVE™ product effectively, delaying its visibility and adoption by potential customers. Additionally, the implementation deadline for the TSA employee screening mandate was postponed by one year, from April 2025 to April 2026. The Company is still anticipating receiving a significant number of orders in 2026 to meet the demand.

TSA Contract Revenue:

The Company has experienced delays in TSA contract revenue projects, as well as in additional contract line items that the TSA had planned to exercise in 2025 and 2026. As a result, revenue of $357,759 originally planned for early 2025 will fall into Q1 and Q2 – 2026, as the TSA HD-AIT Phase II B was awarded September 29, 2025.

Global Economic Challenges:

The Company continues to operate in a challenging global economic environment, characterized by constrained capital markets and slower customer procurement cycles. These conditions, which began in 2024, have persisted through 2025 and continue to affect the timing of purchase orders for HEXWAVE™ units.

Q4-2025 MD&A (Expressed in U.S. dollars)	Page| 22

While interest rates remain elevated, recent signals of potential monetary policy easing in late 2025 or early 2026 may improve access to capital markets and support increased customer activity. Management expects that any improvement in financing conditions could positively impact order volumes in future periods.

In response, the Company has undertaken proactive measures to mitigate these challenges and position itself for growth. These include:

•	Increasing product awareness through targeted marketing and investor relations activities;

•	Focusing on advancing customer pilots and demonstrations to strengthen the sales pipeline; and

•	Maintaining operational readiness to scale production as purchase commitments are secured.

Management also recognizes that current capital market conditions directly affect the Company’s liquidity and working capital position. As at December 31, 2025, the Company had a working capital deficiency of $4.9 million and contractual obligations of $8.9 million, of which $8.6 million are due within the next 12 months. Continued access to external financing will therefore be critical to support operations and growth initiatives until the Company is able to generate sustainable revenues from commercial sales.

7.	Contract Awards

During the year ended December 31, 2025, the Company recognized total contract revenue of $854,849, recorded in revenue (year ended December 31, 2024 – $1,425,000). Future revenue related to these contracts will be recognized as performance obligations are satisfied. It is estimated that future revenues will be recognized on the same basis according to the following timelines:

	Year ended December 31,
Contract Award Revenue Expected in Future Years	2026	2027
HD-AIT Phase II B	357,759	-
Total estimated contract revenues	$357,759	$-

i)	Transportation Security Administration’s (“TSA”) HD-AIT Upgrade

On September 30, 2022, the Company received a contract award of $1,747,905 from the Transportation Security Administration (“TSA”) for the HD-AIT Wide Band Upgrade Kit. On September 28, 2023, the contract was modified to include an additional milestone, increasing the total contract value to $1,922,905. The contract award supports the development of millimeter-wave imaging system prototypes to enhance and upgrade the current imaging technology used in passenger security screening applications.

During the year ended December 31, 2025, the Company received $457,905 and recorded a receivable of $nil (December 31, 2024 – $200,000 and $nil, respectively). The remaining contract balance as of December 31, 2025, was $nil (December 31, 2024 – $457,905).

The Company is required to submit quarterly invoices as follows:

TSA HD-AIT Upgrade	Amounts
Year 2023	$1,265,000
Year 2024	200,000
Year 2025
Milestone 5B (Q1 2025) (paid)	100,000
Milestone 6 (Q2 2025) (paid)	357,905
Total Contract Value	$1,922,905

Q4-2025 MD&A (Expressed in U.S. dollars)	Page| 23

ii)	TSA Open Architecture

On September 29, 2023, the Company received a contract award for $1,116,944 from TSA for the Open Architecture Development. The contract award is to develop a system-level approach that addresses TSA’s request for implementation of a Checkpoint Open Architecture for On-Person Screening (OPS) systems that enable modularity and enhances security effectiveness. The project will be performed over a period of twenty-one months, and invoices will be issued once the milestones are reached based on the agreed upon timeline. During the year ended December 31, 2025, the Company received $246,944 and had a receivable of $nil (December 31, 2024 – $795,000 and $nil, respectively). The balance remaining on the contract as of December 31, 2025, was $nil (December 31, 2024 – $246,944).

TSA Open Architecture	Amounts
Year 2023	$75,000
Year 2024	795,000
Year 2025
Milestone 6 (Q1 2025) (paid)	175,000
Milestone 7 (Q2 2025) (paid)	71,944
Total Contract Value	$1,116,944

iii)	TSA HD-AIT Phase II

On September 29, 2023, the Company received a contract award of $133,056 from the Transportation Security Administration (“TSA”) for HD-AIT Phase II. This award is a follow-on option under the existing HD-AIT development program, aimed at advancing Phase II to finalize a hardware design that supports future compliance efforts. The project was scheduled to be completed over three months, with invoices issued upon reaching agreed-upon milestones. During the year ended December 31, 2025, the Company had received the full contract amount of $133,056 and recorded a receivable of $nil (December 31, 2024 – $133,056, respectively). The remaining contract balance as of December 31, 2025, was $nil (December 31, 2024 – $nil), as the agreement was completed on February 20, 2024.

iv)	TSA HD-AIT Phase II A

On September 5, 2024, the Company received a contract award for $446,944 from TSA for the HD-AIT Phase II A option. The contract award is a follow-on option to the current HD-AIT development program to execute phase II to drive to a final hardware design capable of supporting future compliance efforts. The project will be performed over a period of twelve months, and invoices will be issued once the milestones are reached based on the agreed upon timeline. During the year ended December 31, 2025, the Company received $150,000 and had a receivable of $nil (December 31, 2024 - $nil, and $296,944 respectively). The balance remaining on the contract as of December 31, 2025, was $nil (December 31, 2024 - $150,000).

TSA HD-AIT Phase II A	Amounts
Year 2024	$296,944
Year 2025
Milestone 2 (Q3 2025) (paid)	150,000
Total Contract Value	$446,944

v)	TSA HD-AIT Phase II B

On September 29, 2025, the Company received a contract award for $357,759 from TSA for the HD-AIT Phase II B option. The contract award is a follow-on option to the current HD-AIT development program to execute phase II to drive to a final hardware design capable of supporting future compliance efforts. Invoices will be issued once the milestones are reached based on the agreed upon timeline. As at December 31, 2025, the Company received $nil and had a receivable of $nil (December 31, 2024 - $nil, and $nil respectively). The balance remaining on the contract as of December 31, 2025, was $357,759 (December 31, 2024 - $nil).

TSA HD-AIT Phase II B	Amounts
Year 2026
Milestone 3 (Q1 2026)	$100,000
Milestone 4 (Q1 2026)	$175,000
Milestone 5 (Q2 2026)	82,759
Total Contract Value	$357,759

Q4-2025 MD&A (Expressed in U.S. dollars)	Page| 24

As of December 31, 2025, the Company recorded contract costs of $152,421, representing costs incurred for contract milestones not yet achieved (December 31, 2024 - $268,952). As of December 31, 2025, the Company recorded an impairment of the contract costs of $192,951 (December 31, 2024 - $115,730).

8.	Off-balance Sheet Arrangements

The Company does not utilize off-balance sheet arrangements.

9.	Transactions Between Related Parties

Compensation of key management personnel:

Key management personnel include persons having the authority and responsibility for planning, directing, and controlling the activities of the Company as a whole. The key management personnel of the Company are the members of the Company’s executive management team and Board of Directors. Compensation provided to key management personnel is as follows:

	Three months ended December 31,		Year ended December 31,
	2025	2024	2025	2024
G&A Salaries	$311,065	$135,738	$1,553,391	$620,846
G&A Stock-based compensation	370,283	40,614	738,601	115,805
G&A Consulting fees (1)	-	23,570	-	96,358
	$681,348	$199,922	$2,291,992	$833,009

(1)	Consulting fees were paid or payable a member of key management personnel of the Company

As of December 31, 2025, the Company had a balance payable of $434,831 to key management personnel (Arjun Grewal, Linda Jaksta, Omar Garcia, William Frain, and Jeff Gordon) (December 31, 2024, – $421,319). This payable balance includes accounts payable and accrued liabilities relating to compensation to directors, officers, or their related companies, included in compensation of key management personnel. These related party balances are unsecured, non-interest bearing and have no specific terms of settlement.

During the year ended December 31, 2025, the Company received working capital loans in the amount of $nil (December 31, 2024 – $82,000) from members of key management personnel or their related parties and repaid $74,657 (Jay Adelaar and Jennifer Frain for working capital needs) (December 31, 2024 - $336,036). As at December 31, 2025, the outstanding balance is $nil (Note 8(a)) (December 31, 2024 – $74,657).

During the year ended December 31, 2025, the Company paid Nicole Ridgedale Communications, a related party, $nil (December 31, 2024 - $23,340) for consulting services and stock-based compensation. These amounts were recorded under salaries and consulting fees within the general and administrative expenses.

10.	Subsequent Events

•	On January 15, 2026, the Company closed the second and final tranche of the December 2025 non-brokered private placement for additional gross proceeds of CAD$867,506, through the issuance of 87,627 units at a price of CAD$9.90 per unit. Each unit comprised one common share and one common share purchase warrant, with each warrant entitling the holder to acquire one additional common share at an exercise price of CAD$13.50 per share, exercisable from March 17, 2026, to January 15, 2028.

In connection with the private placement, the Company issued an aggregate of 5,045 broker warrants to agents under terms and conditions substantially identical to those of the unit warrant.

•	On April 7, 2026, a total of 555 RSUs expired.

•	On April 7, 2026, a total of 1,844 stock options expired.

Q4-2025 MD&A (Expressed in U.S. dollars)	Page| 25

•	On April 21, 2026, the Company priced an initial public offering in the United States of 3,673,638 common shares at a price of $4.50 per share and certain investors, in lieu of common shares, pre-funded warrants to purchase 770,807 common shares at a purchase price of $4.4999 pre-funded warrant. The common shares began trading on Nasdaq Capital Market on April 22, 2026, under the symbol “DETX”. The total offering closed on April 23, 2026, with gross proceeds of $19,999,925.

11.	Financial Instruments

As of December 31, 2025, the Company’s financial instruments comprise cash, accounts receivables, accounts payable and accrued liabilities, loans payable, and factoring liability. The fair values of the Company’s financial instruments approximate their carrying values due to their short-term maturity.

The Company’s financial instruments are exposed to certain financial risks including, credit risk, liquidity risk, foreign currency risks, equity price risk and capital risk management. Details of each risk are laid out in the notes to the Company’s condensed interim consolidated financial statements as at December 31, 2025. Details of each risk are summarized below:

a)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure. To mitigate this risk, the Company has a planning and budgeting process in place to determine the funds required to support its ongoing operations and capital expenditures. The Company ensures that sufficient funds are raised from equity offerings or debt financings to meet its operating requirements, after considering existing cash balances, expected exercise of share purchase warrants, and stock options. The Company's ability to continue as a going concern involves significant judgements and estimates while determining forecasted cashflows and is dependent on the Company's ability to obtain financing (Note 1). As at December 31, 2025, the Company had cash of $319,294 (December 31, 2024 – $1,153,229) to settle current liabilities of $8,616,300 (December 31, 2024 – $6,607,387).

As of December 31, 2025, the Company had granted security interests over substantially all of the assets of Liberty Defense Technologies, Inc., its wholly owned subsidiary, in connection with multiple agreements, including the Company’s credit facilities with Parabilis and its distributor arrangement with Viken Detection (a commercial agreement). These arrangements include multiple security interests over the same underlying assets, each of which claim to be a first-ranking security interest.

As of December 31, 2025, no intercreditor agreement or similar arrangement had been executed to establish the priority or ranking of these competing security interests. Accordingly, the relative rights of the secured parties with respect to the collateral have not been formally determined and may be subject to legal interpretation. As of that date, neither Parabilis nor Viken Detection had asserted a default nor exercised any remedies under their respective agreements in connection with this matter.

If the matter is not resolved, Parabilis and/or Viken Detection may assert their respective rights and remedies under the applicable agreements, including declaring outstanding amounts immediately due and payable and enforcing their rights against the collateral. The existence of competing security interests over the same assets may affect the priority of claims and the outcome of any enforcement proceedings.

The Company’s exposure to liquidity risk related to the competing security interests is limited to the carrying amounts to the Parabilis and Viken Detection agreements. As at December 31, 2025, the amount due to Viken is $608,379 (December 31, 2024 - $1,160,000), included in Accounts Payable and Accrued Liabilities, in the Statement of Financial Position. As at December 31, 2025, the amount due to Parabilis is $3,402,548 (December 31, 2024 - $2,905,358), included in Parabilis Term Loan and Factoring and Credit Line Liability, in the Statement of Financial Position. See Notes 10 and 11(a) for activity related to the Parabilis loans during the year ended December 31, 2025.

b)	Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations, including accounts receivable terms. The Company’s cash is held through large Canadian, international, and foreign national financial institutions. The Company’s receivables primarily consist of GST receivable due from the Canadian government and trade receivables that the Company continues to collect. These trade receivables are primarily with continuing customers and are not subject to significant credit risk. As at December 31, 2025, the Company’s trade receivables totalling $470,263 are from four customers (December 31, 2024 - $130,000). The Company’s maximum exposure to credit risk is limited to the carrying amount of cash and accounts receivables.

Q4-2025 MD&A (Expressed in U.S. dollars)	Page| 26

c)	Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates and foreign exchange rates.

Interest rate risk

Interest rate risk arises from changes in market rates of interest that could adversely affect the Company. The Company currently has interest-bearing financial instruments in relation to loans, a credit line and factoring. The Company’s exposure to interest rate risk is minimal as the interest rates are at a fixed percentage on the loans payable, term loans and factoring liability.

Foreign currency risk

The Company is exposed to currency risk by having balances and transactions in currencies that are different from its functional currency. The Company operates in foreign jurisdictions, which uses the U.S. dollar. The Company does not use derivative instruments to reduce upward, and downward risk associated with foreign currency fluctuations. The Company’s exposure to foreign currency risk is minimal.

Price risk

The Company is exposed to price risk with respect to equity prices. Equity price risk is defined as the potential adverse impact on the Company's earnings due to movements in individual equity prices or general movements in the level of the stock market.

The Company closely monitors individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

Capital Risk Management

The Company manages common shares, stock options, performance share units, restricted share units, and share purchase warrants as capital. The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development of its products and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue debt, acquire or dispose of assets, or adjust the amount of cash on hand.

In order to facilitate the management of its capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions.

In order to maximize ongoing development efforts, the Company does not pay out dividends. The Company’s investment policy is to keep its cash treasury on deposit in an interest-bearing chartered bank account. Cash consists of cash on held with banks.

The Company expects its current capital resources will be sufficient to carry its operations, and product development plans for the foreseeable future. Except for the security pledged in certain term loans and credit lines as outlined in Notes 10 and 11(a) and liquidity risk with Viken Detection (Note 5) respectively, the Company is not subject to externally imposed capital requirements.

There has been no change to the Company’s approach to capital management during the year ended December 31, 2025.

12.	Other requirements

Outstanding common share data:

Authorized: Unlimited number of common shares

Number of common shares issued and outstanding as at December 31, 2025: 1,896,677

Number of common shares issued and outstanding as at April 29, 2026: 5,657,941

Q4-2025 MD&A (Expressed in U.S. dollars)	Page| 27

Number of stock options outstanding and exercisable as at April 29, 2026, is as follows:

	Outstanding			Exercisable
Expiry date	Number of stock options	Exercise price		Remaining contractual life (years)	Number of stock options
28-Jul-26	189	CAD$	247.50	0.57	189
28-Jul-26	200	CAD$	292.50	0.57	200
1-Nov-26	944	CAD$	207.00	0.84	944
14-Jan-27	222	CAD$	162.00	1.04	222
15-Apr-27	1,111	CAD$	26.55	1.29	1,111
26-Apr-27	2,633	CAD$	184.50	1.32	2,633
2-Jul-27	5,556	CAD$	10.80	1.50	2,778
21-Nov-27	133	CAD$	99.00	1.89	133
26-Apr-28	111	CAD$	81.00	2.32	111
16-Oct-28	1,778	CAD$	85.50	2.79	1,778
30-Dec-29	51,667	CAD$	38.25	4.00	35,208
2-Apr-30	3,333	CAD$	37.80	4.25	1,667
30-Sep-30	41,111	CAD$	12.15	4.75	10,278
April 29, 2026	108,988				57,252

Number of share purchase warrants as at April 29, 2026, is as follows:

	Warrants	Exercise
	outstanding	Price
Outstanding, December 31, 2023	117,821	CAD$	178.20
Issued	369,570		32.85
Expired	(39,949)		216.51
Exercised	(1,333)		90.00
Outstanding, December 31, 2024	446,109	CAD$	54.90
Issued	683,234		19.32
Expired	(169,855)		32.79
Exercised	(240,718)		20.27
Outstanding December 31, 2025	718,770	CAD$	36.45
Issued	863,479		5.47
Outstanding April 29, 2026	1,582,249	CAD$	19.54

Number of restricted share units as at April 29, 2026, is as follows:

Outstanding, December 31, 2023	13,176	CAD$	139.05
Granted	3,944		54.90
Cancelled	(2,939)		126.90
Exercised	(2,263)		170.55
Outstanding, December 31, 2024	11,918	CAD$	180.45
Granted	8,260		10.91
Exercised	(4,758)		115.88
Outstanding December 31, 2025	15,420	CAD$	55.51
Expired	(555)		261.00
Outstanding April 29, 2026	14,865	CAD$	47.82

Number of performance share deposited and held in escrow as at April 29, 2026:

	Number of equity settled performance share units	Weighted average price
Outstanding, December 31, 2023 and 2024	4,444	CAD$	180.00
Released from escrow	-		-
Outstanding, December 31, 2025	4,444	CAD$	180.00

13.	Disclosure Controls and Procedures and Internal Controls over Financial Reporting

Disclosure controls and procedures are intended to provide reasonable assurance that information required to be disclosed is recorded, processed, summarized, and reported within the time periods specified by securities regulations and that the information required to be disclosed is accumulated and communicated to management. Internal controls over financial reporting are intended to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. In connection with National Instrument 52-109 (Certificate of Disclosure in Issuer’s Annual and Interim Filings) (“NI 52-109”), the Chief Executive Officer and Chief Financial Officer of the Company have filed a Venture Issuer Basic Certificate with respect to the financial information contained in the consolidated financial statements for the years ended December 31, 2025 and 2024, and this accompanying MD&A (together, the “Annual Filings”).

In contrast to the full certificate under NI 52-109, the Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures and internal control over financial reporting, as defined in NI 52-109. For further information, the reader should refer to the Venture Issuer Basic Certificates filed by the Company on SEDAR+ at www.sedarplus.ca.

Q4-2025 MD&A (Expressed in U.S. dollars)	Page| 28